UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 16, 2025, Oatly Group AB (publ) issued a press release announcing the pricing of its previously disclosed offering of SEK denominated senior secured floating rate bonds (the “Nordic Bonds”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Nordic Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended. They may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. No public offering will be made in the United States and the information contained herein does not constitute an offer of securities for sale in United States, Canada, Australia, Hong Kong, Italy, New Zealand, the Republic of South Africa, the Republic of Cyprus, the United Kingdom or Japan or any other jurisdiction where such distribution or such offer would require any further measures from Oatly, the bookrunners or any other party or would be prohibited by applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated September 16, 2025 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OATLY GROUP AB
Date: September 16, 2025
	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer